Ryan Lawrence Deputy General Counsel 225 West Wacker, Suite 3000 Chicago, IL 60606 Main +1 312 470 1800 ryan.lawrence@cushwake.com cushmanwakefield.com

February 5, 2020

CUSHMAN & WAKEFIELD PLC HAS REQUESTED CONFIDENTIAL TREATMENT OF THE REDACTED PORTIONS OF THIS LETTER, WHICH WERE REPLACED WITH THE FOLLOWING PLACEHOLDER “[* * *]” IN THE LETTER FILED VIA EDGAR, UNDER RULE 83 OF THE SECURITIES AND EXCHANGE COMMISSION’S RULES OF PRACTICE (“RULE 83”), AND THE COMPANY DELIVERED A COMPLETE UNREDACTED COPY OF THE LETTER TO ITS EXAMINER AT THE DIVISION OF CORPORATION FINANCE.

Via EDGAR

U.S. Securities and Exchange Commission Division of Corporation Finance Office of Real Estate & Construction 100 F Street, N.E. Washington, D.C. 20549

Attn:	Jennifer Monick

Jeffrey Lewis

Re:	Cushman & Wakefield plc

Ladies and Gentlemen:

Following telephonic conversations with the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on January 7 and 28, 2020, Cushman & Wakefield plc (the “Company”), is hereby providing supplementally to the Staff proposed revisions (“Proposed Revisions”) to certain sections of the Company’s Annual Report on Form 10-K in response to the Staff’s comment letter dated December 2, 2019 (the “Comment Letter”) provided in connection with the Staff’s review of the Company’s Annual Report on Form 10-K for the year ended December 31, 2018 (the “Form 10-K”).

The Proposed Revisions contain proposed modifications to the “Segment Data” footnote included in the Company’s consolidated financial statements included in the Form 10-K and to the presentation of certain non-GAAP financial measures presented in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of the Form 10-K. For the Staff’s convenience, the Proposed Revisions are presented in redline form (i.e. strikethrough text in red ink is to be deleted and bold and underlined text in blue ink is to be added).

*    *    *    *    *

Securities and Exchange Commission

February 5, 2020

Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (312) 424-8285 or Robert M. Hayward of Kirkland & Ellis LLP, counsel to the Company, at (312) 862-2133.

Thank you for your assistance in this matter.

Sincerely,

/s/ Ryan Lawrence

Ryan Lawrence
Deputy General Counsel

Enclosure

cc:	Robert M. Hayward, P.C.

Kirkland & Ellis LLP

CUSHMAN & WAKEFIELD plc

PROPOSED REVISIONS

[* * *] CONFIDENTIAL TREATMENT REQUESTED BY REGISTRANT PURSUANT TO RULE 83